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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gmarket Inc.
(Name of Issuer)
Common Shares, par value Won 100 per share
(Title of Class of Securities)
38012G100
(CUSIP Number)
March 22, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	38012G100	Page	2	of	6

Issuer: GMARKET INC.

1	NAMES OF REPORTING PERSONS: Yahoo! Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0398689

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

☐

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		516,311 Common Shares**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,505,650 Common Shares**

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		516,311 Common Shares**

WITH:	8	SHARED DISPOSITIVE POWER:

4,505,650 Common Shares**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,021,961 Common Shares**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
**See Item 4 below.

CUSIP No.:	38012G100	Page	3	of	6

Issuer: GMARKET INC.

1	NAMES OF REPORTING PERSONS: Yahoo! Korea Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

	☐

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Korea

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,505,650 Common Shares**

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,505,650 Common Shares**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,505,650 Common Shares**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
**See Item 4 below.

CUSIP No.:	38012G100

Issuer: GMARKET INC.
Item 1.
(a)	Name of Issuer:

Gmarket Inc.

(b)	Address of Issuer’s Principal Executive Offices:

8th Floor, Lig Tower, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul, 135-912, Republic of Korea
Item 2.
(a)	Name of Person Filing:

Yahoo! Inc. Yahoo! Korea Corporation

(b)	Address of Principal Business Office or, if none, Residence:

c/o Yahoo! Inc. 701 First Avenue, Sunnyvale, California 94089

(c)	Citizenship:

Please refer to Item 4 on each cover sheet for each Reporting Person.

(d)	Title of Class of Securities (of Issuer):

Common Shares, par value Won 100 per share

(e)	CUSIP Number:

38012G100

Item 3.	If this statement is filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:
            Not applicable.

Item 4.	Ownership
            Yahoo! Inc. (“Yahoo!”) directly holds 516,311 shares of the Issuer. Yahoo! Korea Corporation, a wholly-owned subsidiary of Yahoo! (“Yahoo! Korea”), directly holds 4,505,650 shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, Yahoo! may be deemed to beneficially own the shares of the Issuer held by Yahoo! Korea.
          The approximate percentages of Common Shares reported as beneficially owned by the Reporting Persons are based upon 49,506,210 Common Shares outstanding, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b) of the Securities Act of 1933 with the Securities and Exchange Commission on June 30, 2006.
(a)	Amount Beneficially Owned: 5,021,961 Common Shares

(b)	Percent of Class: 10.1%

CUSIP No.:	38012G100

Issuer: GMARKET INC.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 516,311 Common Shares

(ii)	Shared power to vote or to direct the vote: 4,505,650 Common Shares

(iii)	Sole power to dispose or to direct the disposition of: 516,311 Common Shares

(iv)	Shared power to dispose or to direct the disposition of: 4,505,650 Common Shares

Item 5.	Ownership of Five Percent or Less of a Class
          Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
          Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
          Not applicable.

Item 8.	Identification and Classification of Members of the Group
          Not applicable.

Item 9.	Notice of Dissolution of Group
          Not applicable.

Item 10.	Certification
            Not applicable

CUSIP No.:	38012G100

Issuer: GMARKET INC.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 22, 2007

YAHOO! INC.
By:	/s/ Michael J. Callahan
Michael J. Callahan
Senior Vice President, General Counsel and Secretary

YAHOO! KOREA CORPORATION
By:	/s/ Heechul Han
Heechul Han
Representative Director